BAKER & McKENZIE
東京青山・青木・狛法律事務所

東京青山・青木・狛法律事務所
ベーカー&マッケンジー外国法事務弁護士事務所
(外国法共同事業)
〒100-0014
東京都千代田区永田町2丁目13-10
プルデンシャルタワー

Tel： 03 5157 2700
Fax： 03 5157 2900
www.taalo-bakernet.com
www.bakernet.com

SEC Mail Processing
Section

NOV 14 2008

Washington, DC
110

[redacted]

08005931

November 13, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Correction a Part of Summary of Consolidates Business result for the Second Quarter of FY March 2009 dated November 12, 2008

Thank you very much for your attention.

PROCESSED
NOV 20 2008
THOMSON REUTERS

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

November 12, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Correction a Part of Summary of Consolidated Business Result for the Second Quarter of FY March 2009

Notice is hereby given that the Company corrected a part of "Summary of Business Result for the Second Quarter ended September 30, 2008" which was announced on October 31, 2008. The corrected part is underlined as below.

Description

1. Correction (page 2-3)

[Reference] Sales by Business Segment

The First Half of FY March 2009 (April 1, 2008 - September 30, 2008)

[Before Correction]

(Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Property	Other
Net Sales	31,364	12,991	4,822	888	1,785	2,976
(1) Sales to customers	31,319	12,991	4,822	774	1,776	2,961
(2) Internal sales or transfers to/from segments	45	—	—	113	8	14
Operating income (or loss)	-512	1,792	580	530	251	-91

	Sub total	Elimination and corporate	Consolidated total
Net Sales	54,829	-182	54,646
(1) Sales to customers	54,646	—	54,646
(2) Internal sales or transfers to/from segments	182	-182	—
Operating income (or loss)	2,552	99	2,652

(Note)

1. (Omitted)
2. (Omitted)
3. (Omitted)
4. Change of business segments
   The Company had 7 business segments, which were "Catalog," "Single-item Mail Order," "Advanced Finance," "BOT," "Karemu," "Property" and "Other". In June, 2008, it withdrew from exhibition sales business in "Karemu" business segment, and the segment itself contributes less to the Company's financial results than before. Therefore, its business segments are changed to 6 segments. As a result of this change, in the Other segment, net sales increased by ¥2,124 million and operating income decreased by ¥139 million.

Disclaimer: This is an English translation of the captioned release. This translation is prepared and provided for the purpose of the reader's convenience. All readers are recommended to refer to the original version in Japanese of the release for complete information.

[After Correction]

(Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Property	Other
Net Sales	31,364	12,979	4,822	888	1,797	2,976
(3) Sales to customers	31,319	12,979	4,822	774	1,789	2,961
(4) Internal sales or transfers to/from segments	45	—	—	113	8	14
Operating income (or loss)	-512	1,801	580	530	243	-91

	Sub total	Elimination and corporate	Consolidated total
Net Sales	54,829	-182	54,646
(3) Sales to customers	54,646	—	54,646
(4) Internal sales or transfers to/from segments	182	-182	—
Operating income (or loss)	2,552	99	2,652

(Note)

1. (Omitted)
2. (Omitted)
3. (Omitted)
4. Change of business segments

   The Company had 7 business segments, which were "Catalog," "Single-item Mail Order," "Advanced Finance," "BOT," "Karemu," "Property" and "Other". In June, 2008, it withdrew from exhibition sales business in "Karemu" business segment, and the segment itself contributes less to the Company's financial results than before. Therefore, its business segments are changed to 6 segments. As a result of this change, in the Other segment, net sales increased by ¥2,124 million and operating income decreased by ¥127 million.

- END -